CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 MAY -5 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0673/08/LTR

28 April 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
MAY 12 2008
THOMSON REUTERS

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 23 April 2008 (*Notification on Incorporation of Subsidiary*);
- 23 April 2008 (*Scheduled Date for Release of the First Quarter 2008 Financial Results*); and
- 24 April 2008 (*Resolutions Passed at the Forty-Fifth Annual General Meeting of the Company held on 24 April 2008*);

Yours faithfully

08002350

ENID LING
Manager
(Corporate Secretarial Services)

dlw 5/8

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

K:\EL-Team\Inse's Folder\Ltr 2008\ADR\0531-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Apr-2008 17:20:52
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Incorporation of Subsidiary
Description	Please refer to the attached announcement on the above.
Attachments:	CDL_230408.pdf Total size = **16K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON INCORPORATION OF SUBSIDIARY

The Board of Directors of City Developments Limited (the "Company") wishes to announce that Southwaters Investment Pte. Ltd., a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as City Ridgeview Pte. Ltd. ("City Ridgeview"). Information relating to City Ridgeview is as follows:

Name of company	:	City Ridgeview Pte. Ltd.
Date & country of incorporation	:	24 March 2008 Republic of Singapore
Issued share capital	:	$2
Principal activity	:	Property developer and investment holding

By Order of the Board

Enid Ling Peek Fong
Company Secretary
Date: 23 April 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Apr-2008 17:18:06
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Scheduled Date for Release of the First Quarter 2008 Financial Results
Description	City Developments Limited will be announcing its first quarter financial results for the 3 months ended 31 March 2008 on 14 May 2008. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries Date: 23 April 2008
Attachments:	Total size = **0** (2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Apr-2008 17:50:57
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

Announcement Title *: Resolutions Passed at the Forty-Fifth Annual General Meeting of the Company held on 24 April 2008

Description

This is to advise that all ordinary resolutions proposed in the Notice of the Forty-Fifth Annual General Meeting (the "AGM") dated 27 March 2008 have been duly passed by the members of the Company at the AGM held on 24 April 2008.

A set of the slides presented by Mr Kwek Leng Joo, Managing Director of the Company, at the AGM is attached for information.

Attachments:

2008AGMslides.pdf
Total size = **1533K**
(2048K size limit recommended)



Shaping our Landscape

24 April 2008

Annual General Meeting

CITY DEVELOPMENTS LIMITED

Presentation Outline

- Performance Review
- Operations Review
- Moving Forward in 2008

Performance Review



Performance Review
Revenue

Record Year!



$ million
3,500
3,000
2,500
2,000
1,500
2,227
2,289
2,326
2,380
2,374
2,547
3,106
2001
2002
2003
2004
2005
2006
2007
Year

Note : The above financial information is extracted from yearly announcements.

Performance Review
Summary of Financial Highlights

	2006	2007	% Change
Revenue ($m)	2,547	3,106	22.0
Profit before tax ($m)	692	955	38.0
Profit after tax and MI ($m)	352	725	106.0
Basic Earnings Per Share (cents)	37.0	78.3	111.6

Performance Review
Residential Units Booked / Sold

	Sales Value* ($'000)	No. of Units*	Total Floor Area (sq ft)
2007	$3,380,052	1,655	2,363,470
2006	$2,765,344	1,337	2,161,042

Sales value of units sold/booked in FY 2007 increased by 22%

* Includes share of JV partners

Performance Review
Dividends

Ordinary Dividend Per Share

Year 2004	Year 2005	Year 2006	Year 2007
Final: 7.5 cents	Final: 7.5 cents	Final: 7.5 cents	Special Interim: 10.0 cents
	Special - Interim: - - Final: 5.0 cents	Special - Interim: 7.5 cents - Final: 10.0 cents	Proposed - Final: 7.5 cents - Special: 12.5 cents
	Total: 12.5 cents	Total: 25.0 cents	Total: 30.0 cents

Operations Review



Operations Review
(1) Residential Launches

The Solitaire



One Shenton





Cliveden at Grange

Artist's impressions

Operations Review
(1) Residential Launches

Botannia





Wilkie Studio

Artist's impressions

Operations Review
(2) Local Acquisitions



South Beach – artist's impression
Singapore's revolutionary new Eco-Quarter

- Approximately $1.345 billion (including the Group's share of JV projects)
- The largest acquisition was South Beach, a highly-coveted site at the Civic District
- CDL-led international consortium was awarded the 1.6 million square feet GFA site at a tender price of $1.688 billion

Operations Review
(2) Local Acquisitions

- Leverage on capital appreciation potential of its residential developments.
- Joint venture with US-based Wachovia Development Corporation to acquire 44 units or two towers of Cliveden at Grange in November 2007.
- Aggregate sale price of $432.4 million achieved.





Cliveden at Grange
Artist's impressions

Operations Review
(2) Global Acquisitions

2007 Global Acquisitions	Date
South Korea – Incheon Joint development of 1.55 million sqm integrated commercial, hotel and residential project with DC Chemical Company Limited	August
Russia – Soft Proekt Acquisition of 50% stake in Soft Proekt, owner of 211-room Iris Congress Hotel and 9-storey serviced apartment building in Moscow	October
China – Tianjin Junyi Plaza 2 Acquisition of 36-storey office building with gross floor area of 382,119 square feet in Tianjin	December

Operations Review
(2) Land Bank

Land Bank by Sector (As at 1 January 2008)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,346,302	74
Commercial / Hotel	739,597	16
Industrial	462,818	10
TOTAL	**4,548,717**	**100**



Residential* (Overseas) 7%
Industrial 10%
Residential (Local) 67%
Commercial/ Hotel 16%

Proposed GFA – 9.1 million sq ft

Operations Review
(3) Hotel

- Twin strategy of being both a hotel owner and operator through Millennium & Copthorne Hotels plc (M&C)



Grand Millennium Sukhumvit Bangkok



Grand Millennium Kuala Lumpur

Operations Review
(3) Hotel

- **Hotels as real estate assets**
  - Cash generation capabilities
  - Capitalise on hotel assets over time – enhance assets through repositioning, refurbishment and redevelopment



The St. Regis Singapore



Extracting greater value from its property –
Millennium Residence
A luxury residence to be built on a vacant piece of land next to the Grand Millennium KL

Operations Review
(4) Awards & Accolades

A long-standing commitment to CSR

Our CSR Commitment is integral to our Corporate Mission:

To be a responsible corporate citizen who creates value for stakeholders, conduct sustainable business practices, cares for the community and protects the environment.



City Square Mall – First commercial development awarded BCA Green Mark Platinum

Operations Review
(4) Awards & Accolades

In recognition of CDL's environmentally-sustainable practices

BCA Green Mark Platinum (BCA Awards 2007)	Received 10 awards at the BCA Awards 2007, including two Green Mark Platinum Awards. This is the highest recognition given to a developer in recognition of exemplary green projects and CDL is the first private developer to receive this honour. In 2008, CDL received its third Green Mark Platinum for Cliveden at Grange – the most accorded to any developer.
Watermark Award (2007)	Awarded by Public Utilities Board (PUB) in recognition of CDL's significant contributions towards Singapore's water sustainability, through raising the profile of water contributions, education programmes on water conservation, and support of 3P initiatives.
ISO certification Environment Management System & Quality Management System	In line with CDL's Corporate Green Philosophy, its Property Division (Investment Properties) achieved the coveted ISO 14001 (Environmental Management System) and ISO 9001 (Quality Management System) certification for 14 of its commercial buildings. In 2003, CDL was the first private developer to receive the ISO 14001 for Project Development and Project Management.

Operations Review
(4). Awards & Accolades

In recognition of CDL's community efforts

President's Award for the Environment (2007)	In recognition of CDL's firm commitment and outstanding contributions to environmental conservation throughout the years, the Group was conferred the highest accolade in Singapore's environment and water resources field, recognising individuals, organisations and companies which have contributed monumentally to Singapore's efforts in achieving environmental sustainability.
President's Social Service Award (2007)	Awarded in recognition of CDL's firm commitment and outstanding voluntary contributions to the community throughout the years. CDL is the only corporation to be awarded the prestigious President's Social Service Award this year.
FTSE4Good Index (since 2002)	CDL is one of the four companies in Singapore included in this real time index series listing. The index reflects the performance of socially responsible equities that have met globally recognised corporate responsibility standards.

Moving Forward



Moving Forward

Some New Residential Project Launches for 2008

Projects	Units
Shelford Suites (Total 77)	77
Former Lock Cho Apartments (Total 336)	100
The Quayside Isle @ Sentosa Cove (Total 228)	100
Pasir Ris Parcel 1 (Total 724)	150
Total	427

Moving Forward



Artist's impression

Shelford Suites
Shelford Road
77 units

Moving Forward



Artist's Impression

Former Lock Cho Apartments
Jalan Datoh/ Jalan Raja Udang
(Off Thomson Road)
336 units

Moving Forward



Artist's Impression

The Quayside Isle
Sentosa Cove
228 units

Moving Forward

Commercial

- One of the biggest landlords in Singapore with lettable area of 6.1 million square feet
- Expediting the development of Tampines Grande and Tampines Concourse
- CDL's flagship retail complex, City Square Mall to open in 2009, adding on another 700,000 square feet of space



City Square Mall

Moving Forward

Hotels opening in 2008



Copthorne Hotel Sheffield at Sheffield Football Club – opening November 2008



Grand Millennium Beijing – opening April 2008



Millennium Chengdu – opening 2008



Millennium Wuxi – opening 2008

All visuals are artist's impressions

Moving Forward

Singapore – An attractive global investment hub

- Singapore has established its own brand equity and is poised for a new era of growth



- A choice city to Live, Work and Play
  - Upcoming developments like two Integrated Resorts
  - High profile events like the world's 1st Formula 1 night race, host city for inaugural Youth Olympic Games in 2010

- Strong interest from global retail or institutional investors

Visual courtesy of Urban Redevelopment Authority (URA)

Disclaimer:

This document may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other developments or companies, shifts in customer demands, customers and partners, expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

CITY DEVELOPMENTS LIMITED

END